UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Appliance Recycling Centers of America, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

03814F-20-5
(CUSIP Number)
Edward R. Cameron 175 Jackson Avenue North, Suite 102, Minneapolis, Minnesota 55343 952-930-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03814F-20-5

1	Names of Reporting Persons
Edward R. Cameron
2	Check the Appropriate Box if a Member of a Group (see instructions)		(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
632,634 (1)
	8	Shared Voting Power
0
	9	Sole Dispositive Power
632,634 (1)
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
632,634 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13	Percent of Class Represented by Amount in Row (11)
10.4% (2)
14	Type of Reporting Person (See Instructions)
IN

(1) Includes 210,167 shares of common stock that may be acquired upon exercise of options as of or within 60 days of the date of this filing.

(2) The percentage is based upon 5,800,818 shares of common stock outstanding as of August 7, 2015, as reported by the Company in its latest Quarterly Report on Form 10-Q for the quarter ended July 4, 2015, plus 100,000 shares

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issued to Mr. Cameron on September 1, 2015 and 210,167 shares that would be outstanding upon exercise of options held by Mr. Cameron.

Item 1.        Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Appliance Recycling Centers of America, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principal executive office is 175 Jackson Avenue North, Suite 102, Minneapolis, MN 55343.

Item 2.	Identity and Background.

This statement is being filed by Edward R. Cameron, referred to herein as the “Reporting Person.”

(a)    Name: Edward R. Cameron

(b)    Business address: 175 Jackson Avenue North, Suite 102, Minneapolis, MN 55343.

(c)	Principal occupation: Chairman, President and CEO of Appliance Recycling Centers of America, Inc.

(d)	Criminal proceedings: None

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Person during the period covered by this Schedule 13D, as listed in Item 5 below, was acquired by the Reporting Person as a grant of options to purchase Common Stock and as a stock award, both of which were granted to Mr. Cameron in connection with his employment with the Company. No funds were expended by Mr. Cameron for these equity grants.

Item 4.	Purpose of Transaction.

The stock option and stock award granted to Mr. Cameron on September 1, 2015 were granted to Mr. Cameron in connection with his employment with the Company.

Mr. Cameron is the President, CEO and a member of the Board of Directors of the Company. In his capacity as an officer and director of the Company, Mr. Cameron may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by him, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending

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on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)    As of the date hereof, Mr. Cameron owns a total of 422,467 shares of Company Common Stock and options to purchase an additional 210,167 shares of Company Common Stock that may be acquired upon exercise of options as of or within 60 days of the date hereof, for beneficial ownership of approximately 10.4% of the outstanding Company Common Stock, based on 5,800,818 shares outstanding as of August 7, 2015, as reported by the Company in its latest Quarterly Report on Form 10-Q for the quarter ended July 4, 2015, plus 100,000 shares issued to Mr. Cameron on September 1, 2015 and 210,167 shares of Common Stock that would be outstanding upon exercise of options held by Mr. Cameron.

Percentage of
Shares of Common Stock    Outstanding Common Stock
632,634                 10.4%
(b)    The information set forth in items 7 through 11 of the cover page hereto is incorporated herein by reference.

(c)    From 60 days preceding September 1, 2015 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Underlying Shares	Date Exercisable	Purchase Price or Exercise Price Per Share	Aggregate Purchase/Sale Price of Security
9/1/15	Edward R. Cameron	Award	Options to Purchase Common Stock	100,000	50,000 shares on each of 9/1/15 and 9/1/16	$1.14	$0
9/1/15	Edward R. Cameron	Award	Common Stock	100,000		$0	$0

(d)    Not applicable

(e)    Not applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

No change.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 18, 2015

   /s/ Edward R. Cameron
Edward R. Cameron

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